

April 30, 2025

Jason W. Hauf
Chief Financial Officer
BGC Group, Inc.
499 Park Avenue
New York, NY 10022

> **Re: BGC Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-35591**

Dear Jason W. Hauf:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 20. Income Taxes, page 190

1.   We note the $9,154,000 reconciling item in your rate reconciliation for 2024 at the bottom of page 191 attributed to "Available for sale securities mark-to-market--U.S. GAAP Adjustment." We also note that this reconciling items represents 18.3% of your tax provision in 2024 and that it increases your effective tax rate by 5.3 percentage points. Please tell us the nature of this reconciling item and explain why it impacts your rate reconciliation. In your response, specifically explain:
     • why you characterize the reconciling item as related to available for sale securities when it appears from your Financial Instruments Owned, at Fair Value policy note on page 146 that these investments are classified as trading securities; and
     • why the attributes of this reconciling item are apparently not temporary differences that result in no net impact on your effective rate and rate reconciliation.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Howard Kenny